Exhibit 99.1

BALLARD POWER SYSTEMS INC.

Common Shares

Underwriting Agreement

November 24, 2020

National Bank Financial Inc.

Raymond James Ltd.

Cormark Securities Inc.

TD Securities Inc.

c/o National Bank Financial Inc.

130 King Street West, 4th Floor Podium

Toronto, Ontario M5X 1J9

c/o Raymond James Ltd.

Scotia Plaza, 40 King Street West, 54th Floor

Toronto, Ontario M5H 3Y2

Ladies and Gentlemen:

Ballard Power Systems Inc., a British Columbia corporation (the “Company”), proposes to issue and sell (the “Offering”) to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 18,182,000 common shares of the Company (the “Firm Shares”).

The Company also proposes to issue and sell to the several Underwriters not more than an additional 2,727,300 common shares of the Company (the “Additional Shares”) if and to the extent that National Bank Financial Inc. and Raymond James Ltd., as the co-lead underwriters (the “Co-Lead Underwriters” or “you”) of the Offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Company is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the Canadian Qualifying Jurisdictions (as defined below), other than Quebec, to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to US$750,000,000 of common shares (“Common Shares”), preferred shares, debt securities, warrants or units of the Company (the “Shelf Securities”) have been filed with the British Columbia Securities Commission (the “BCSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt has been obtained from the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein). No other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the BCSC as principal regulator and/or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Underwriters; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Shares) has been issued by the BCSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the BCSC or any other Canadian Securities Commission (the final short form base shelf prospectus filed with the BCSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the BCSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Base Prospectus”). The preliminary prospectus supplement, dated November 23, 2020, relating to the Offering used in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereafter called the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Offering, which includes the public offering price and other final terms omitted from the Canadian Preliminary Prospectus, to be filed with the BCSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(c) hereof is hereafter called the “Canadian Supplement”, and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Supplement” and “Canadian Prospectus” shall include the documents incorporated by reference therein. The “Translation Decision” means the decision of the Autorité des marchés financiers dated June 2, 2020 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus be publicly filed in both the French and English Languages, on the condition that the Canadian Base Prospectus and any prospectus supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Shelf Securities to Quebec purchasers in connection with an offering other than in relation to an “at-the-market” distribution. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein as the Company is not offering Shares to Quebec purchasers pursuant to the Offering.

The Company has filed with the Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-238982), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Form F-X”) relating to the registration statement; there are no reports or other information that in accordance with the requirements of the BCSC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required; there are no documents required to be filed with the BCSC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses (as hereinafter defined) or to be filed or incorporated by reference as exhibits to the Registration Statement (as defined below) that are not described, referred to or filed or incorporated by reference as required. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated November 23, 2020, relating to the Offering which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed in accordance with the Commission pursuant to General Instruction II.L of Form F-10 and “U.S. Prospectus” means the final prospectus supplement relating to the Offering which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 8(c) hereof. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and other free writing prospectuses, if any, each identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 6:15 a.m. (Vancouver Time) on November 24, 2020.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Company pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

Where the phrase “to the knowledge of the Company” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is being qualified by such phrase, that such representation and warranty or other statement is being made based on the actual knowledge of the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary of the Company, after due inquiry.

1.            Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a)           Effectiveness of Registration. The Company is qualified in accordance with the provisions of the Shelf Procedures to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”). Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Registration Statement, the Preliminary Prospectuses, the Prospectuses or the Time of Sale Prospectus has been issued by the Commission or any Canadian Securities Commission. The Canadian Preliminary Prospectus, at the time of filing thereof with the Canadian Securities Commissions, complied in all material respects and the Canadian Prospectus, at the time of filing thereof with the Canadian Securities Commissions, will comply in all material respects, with Canadian Securities Laws. The Canadian Preliminary Prospectus, as of its date, did not and the Canadian Prospectus will not, contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Preliminary Prospectus as of its date did, and the Canadian Prospectus will, contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Preliminary Prospectus or the Canadian Prospectus made in reliance upon and in conformity with information relating to the Underwriters furnished to the Company in writing by or on behalf of the Underwriters, through the Co-Lead Underwriters, expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 10(l). The U.S. Preliminary Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects to the Canadian Preliminary Prospectus, and the U.S. Prospectus will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each Underwriter one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Canadian Preliminary Prospectus and the Time of Sale Prospectus, in such quantities and at such places as the Underwriters have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer.

(b)            Accuracy. Each part of the Registration Statement, when such part became effective, the U.S. Preliminary Prospectus, as of its date, and the U.S. Prospectus, as of its date and as of the Closing Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the U.S. Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Company by the Underwriters, through the Co-Lead Underwriters, specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Time of Sale Prospectus, it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 10(l).

(c)                    Capitalization. The Company has an authorized and outstanding capitalization as set forth in the sections of the Time of Sale Prospectus and the Prospectuses entitled “Consolidated Capitalization”; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the Nasdaq, Inc. (“NASDAQ”) and the TSX.

(d)                    Corporate Status. The Company (i) is duly continued and validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”), and is up-to-date in all material corporate filings and in good standing under the BCBCA, (ii) has all requisite power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect (as defined below), and (iv) has all requisite corporate power, authority and capacity to undertake the distribution of the Shares and this Agreement and the transactions contemplated hereunder.

(e)                    Subsidiaries. Each of the Company’s direct or indirect subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”) is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, continued or amalgamated and has full corporate power, authority and capacity and is duly registered and licensed to carry on business as now carried on by it and as is or will be described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction and is not otherwise precluded from carrying on its business as currently conducted or owning its property in such jurisdictions by any other commitment, agreement or document.

(f)                    Material Subsidiaries. Ballard Power Corporation and Ballard Hong King Limited (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Securities Act or are otherwise material to the Company; no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectuses are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect. A “Material Adverse Effect” for this Agreement shall mean any fact, change, event, circumstance or effect which is or is reasonably likely to have a material adverse effect on (i) the Company’s business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, or assets, in all cases, whether or not arising in the ordinary course of business and considered on a consolidated basis or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement.

(g)                    No Breach of Obligations or Charter. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the sale of the Shares to be sold by the Company in the manner set forth in the Time of Sale Prospectus and the Prospectuses under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Subsidiary of the Company, or (ii) result in the creation or imposition of any Lien, charge or encumbrance upon any of the assets of the Company or any Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of the Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(h)                  The Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly allotted and issued, fully paid and non-assessable.

(i)                   Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary is in (i) violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, obligation, agreement or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement, other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which it is a party or by which the Company or any Material Subsidiaries are bound or to which any of its property or assets is subject, or (iii) violation in any respect of any statute, law, ordinance, governmental rule, regulation, ordinance, or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this Section 1(i), for any violations or defaults which would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)                    No Violation. The execution, delivery and performance of this Agreement, the distribution of the Shares and the consummation of the transactions contemplated hereby, and the application of the net proceeds from the sale of the Shares to be sold by the Company in the manner set forth in the Time of Sale Prospectus and the Prospectuses under “Use of Proceeds” do not and will not (i) violate the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any Material Subsidiaries, (ii) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any encumbrance, security interest, claim or charge upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary is bound or to which any of the property or assets of the Company or any Material Subsidiary is subject, (iii) violate any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any Material Subsidiaries or any of their properties or assets.

(k)                    No Consents Required. No consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic, is required for the execution, delivery and performance of this Agreement by the Company, the distribution of the Shares or the consummation of the transactions contemplated hereby, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect and (iii) as may be required under the rules of the NASDAQ and the TSX.

(l)                    Due Authorization. The Company has the necessary corporate power, authority and capacity to execute and deliver the Registration Statement, the Time of Sale Prospectus and the Prospectuses and, if applicable, will have the necessary corporate power, authority and capacity to execute and deliver any amendment to the Registration Statement, the Time of Sale Prospectus and the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Time of Sale Prospectus and the Prospectuses and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(m)                    No Pre-emptive Rights. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses (including, for greater certainty, the pre-emptive rights granted to Weichai Power Hong Kong International Development Co. Limited (“Weichai”)), the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company; except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, no person has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(n)                    All Requisite Consents. The Company and each Material Subsidiary have made all filings, applications and submissions required by, and owns or possess all approvals, licenses, certificates, clearances, consents, exemptions, marks, notifications, orders, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal, provincial, territorial or foreign regulatory agencies or bodies, which are necessary or desirable for the ownership of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses (collectively, the “Governmental Permits”) and is in compliance with the terms and conditions of all such Governmental Permits, except where any failures to possess, make or comply with the same would not, singly or in the aggregate, be likely to have a Material Adverse Effect. All such Governmental Permits are valid and in full force and effect, except where such invalidity or failure to be in full force or effect would not, singly or in the aggregate, be likely to have a Material Adverse Effect. All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits. Neither the Company nor any Material Subsidiary has received any notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Governmental Permit, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would be likely to have a Material Adverse Effect.

(o)                    Legal Proceedings. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, neither the Company nor any Subsidiary is involved (either as plaintiff or defendant), in any civil, criminal, arbitration, administrative or other proceeding and, to the Company’s knowledge, none of the same is pending or threatened in writing by or against the Company or any Subsidiary which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, to the Company’s knowledge, no fact or circumstance exists which would reasonably be expected to give rise to any civil, criminal, arbitration, administrative or other proceeding involving the Company or any Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, other than as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(p)                    Independent Accountant. KPMG LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses and whose reports appear or are incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(q)                 No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and its auditors.

(r)                    Financial Statements. The audited consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and, present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and December 31, 2018 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2019 and December 31, 2018, in conformity with IFRS as issued by the IASB and all material liabilities (accrued, absolute, contingent or otherwise) of the Company as of the date thereof, and there have been no adverse material changes in the financial position of the Company since the date thereof and, except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, the business of the Company has been carried on, in all material respects, in the usual and ordinary course consistent with past practice since December 31, 2019.

(s)                    Stock Plan. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating”, “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the SEC and the Canadian Securities Commissions.

(t)                    No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and the Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and the Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(u)                    Investment Company. Neither the Company nor any Subsidiary is or, after the distribution of the Shares and the consummation of the transactions contemplated in this Agreement and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, will be (i) required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or (ii) an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(v)                    Properties. The Company and the Subsidiaries, taken as a whole, have good, valid and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and the Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects, except those that do not, singly or in the aggregate, materially affect the value of such property and do not interfere in any material respect with the use made and proposed to be made and described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, of such property by the Company or any Subsidiary and except for those liens, encumbrances, security interest, claims and defects that would not be likely to have a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any Subsidiary holds properties described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, are in full force and effect, and neither the Company nor any Subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(w)                    Intellectual Property. The Company owns, possesses, or can acquire on reasonable terms, all Intellectual Property (as defined below) necessary for the conduct of its business as now conducted or as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses to be conducted, except where the failure to so own, possess or acquire would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (i) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property, except for such infringements, misappropriations or violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (ii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim, (iii) the Intellectual Property owned by the Company, and to the knowledge of the Company, the Intellectual Property licensed to the Company, have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim, (iv) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and the Company has not received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim, and (v) to the knowledge of the Company, no employee of the Company is in or has ever been in violation of any term pertaining to Intellectual Property of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or actions undertaken by the employee while employed with the Company, except for such violations that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. “Intellectual Property” shall mean all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and other intellectual property.

(x)                    Suppliers and Manufacturers. The Company has no knowledge that any existing supplier, manufacturer or contractor of the Company or the Subsidiaries intends to terminate its relationship with the Company or the Subsidiaries or that it will be unable to meet any of the Company’s or the Subsidiaries’ material supply, manufacturing or contracting requirements.

(y)                    Labour Matters. No labour disturbance or dispute with the employees of the Company or any Material Subsidiary exists or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. The Company is not aware that any key employee or significant group of employees of the Company and/or any of the Subsidiaries plans to terminate employment with the Company or any of the Subsidiaries.

(z)                    Compliance with Environmental Laws. The Company and the Subsidiaries are in compliance with all Canadian federal, territorial and provincial laws, all United States federal, state and local and any other applicable foreign rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any Subsidiary is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any Subsidiary, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any Subsidiary is subject to any Lien under any Environmental Law; except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(aa)                    Costs and Liabilities related to Compliance with Environmental Laws. Any costs and liabilities associated with the effect of Environmental Laws on the business and assets of the Company and the Subsidiaries (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or Governmental Permits issued thereunder, any related constraints on operating activities and any potential liabilities to third parties) would not have, singly or in the aggregate, a Material Adverse Effect.

(bb)                    Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Company and the Subsidiaries (taken as a whole), the Company and the Subsidiaries have timely filed all federal, provincial, local and foreign tax returns which are required to be filed and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable; the Company and the Subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or the Subsidiaries except for taxes not yet due, and there are no examination, audits or other proceedings of any of the tax returns of the Company or the Subsidiaries which are known by the Company’s management to be pending, and the Company has withheld or collected all amounts required to be withheld or collected by it on account of taxes and has remitted all such amounts to the appropriate Governmental Entity (as defined below) when required by law to do so, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a Material Adverse Effect on the properties, business or assets of the Company and the Subsidiaries (taken as a whole); the Company is not a party to any indemnification, allocation or sharing agreement (other than any contractual obligation that does not principally relate to taxes) with respect to any taxes that could give rise to a payment or indemnification obligation to any person other than the Company or any of the Subsidiaries. The Company has no liability for taxes of any person (other than the Company or any of the Subsidiaries) under any tax legislation, as a transferee or successor, or otherwise other than any contractual obligation that does not principally relate to taxes. “Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and the TSX and the NASDAQ.

(cc)                    No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(dd)                    No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to one or more Underwriters of the Shares; or (iv) the sale of the Shares through one or more Underwriters to U.S. residents.

(ee)                    Insurance. The Company and each of the Material Subsidiaries carries, or is covered by insurance provided by recognized, financially sound and reputable institutions with policies in such amounts and covering such risks as the Company reasonably considers is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries; there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it and the Material Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain comparable coverage from similar insurers as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect. Neither the Company nor any of the Material Subsidiaries has been denied any insurance coverage that they have sought or for which they have applied.

(ff)                    No Franchise, Contract or Other Document. There is no franchise, lease, contract, agreement or document required by the Securities Act or applicable Canadian Securities Laws to be described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses or a document incorporated by reference therein or to be filed as an exhibit to the Registration Statement or a document incorporated by reference therein which is not described or filed therein; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement or in a document incorporated by reference therein are accurate and complete descriptions of such documents in all material respects. Other than as described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any Subsidiary or any of the other parties thereto, and neither the Company nor any of the Subsidiaries has received notice nor does the Company have any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

(gg)                    Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(hh)                  No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ii)                    Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(jj)                    Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(kk)                  Statistical, Industry-Related and Market-Related Data. Any statistical, industry-related or market-related data included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company believes in good faith to be reliable and accurate, and such data agree with the sources from which they are derived.

(ll)                    Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm)                No Conflicts with Sanctions Laws. Neither the Company nor any of the Subsidiaries, nor any director or officer of the Company or the Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or the Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or the Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(nn)                    Compliance with Anti-Corruption Laws. None of the Company, any of the Subsidiaries, directors or officers or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(oo)                    Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(pp)                    Canadian Reporting Issuer; Listing of Common Shares. The Company is a “reporting issuer” in each of the provinces and territories of Canada and has been a reporting issuer in such provinces and territories for at least four months. The Company is not included in a list of defaulting reporting issuers maintained by the securities regulators in the provinces and territories in which it is a reporting issuer. The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a securities regulator seeking to revoke the Company’s reporting issuer status.

(qq)                    No Commissions or Finder’s Fees. There are no persons acting or purporting to act on behalf of the Company in connection with the distribution of the Shares, this Agreement, or the transactions contemplated hereby and thereby who are entitled to any brokerage or finder’s fee.

(rr)                      Lending Relationship with the Underwriters; Repayment of Debts. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Underwriters.

(ss)                    No Stabilization. Neither the Company, the Subsidiaries nor, to the Company’s knowledge, any of the Company’s or the Subsidiaries’ officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which could in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(tt)                     Accurate Disclosure. The statements set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectuses under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Description of Share Capital”, “Consolidated Capitalization”, and “Enforceability of Civil Liabilities by U.S. Investors”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(uu)                    Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company N.A. at its principal office in Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(vv)                    Minute Books and Corporate Records. The minute books of the Company and each of the Subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X under the Exchange Act have been made available to the Underwriters and counsel for the Underwriters, and such books contain all minutes of meetings and all resolutions of the board of directors (including each board committee) and shareholders of such entity (or analogous governing bodies and interest holders, as applicable), since the time of its respective incorporation or organization through the date of the latest meeting or resolution.

(ww)                    Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(xx)                    Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act or forward-looking information (within the meaning of Section 1(1) of the Securities Act (Ontario)), or similar provisions in the other Canadian Qualifying Jurisdictions) contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith

(yy)                    Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the Rules and Regulations. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the Rules and Regulations. Except for the free writing prospectuses, if any, identified in Schedule II or III hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(zz)                    Certificates. Any certificate signed by any officer of the Company and delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company, as the case may be, to the Underwriters as to the matters covered thereby.

2.            Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a)       it is, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)       it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Agreement until the completion of the distribution of the Shares.

3.            Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Company at US$19.25 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company grants an option to the Underwriters to acquire the Additional Shares accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 2,727,300 Additional Shares at the Purchase Price. The Co-Lead Underwriters may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares and for market stabilization purposes. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Shares and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Company at the time of closing on the Closing Date or the Option Closing Date, as applicable, a fee equal to 4.0% of the gross proceeds to the Company from the Shares purchased on the Closing Date or the Option Closing Date, as applicable.

4.            Terms of Public Offering. The Company is advised by you that the Underwriters commenced a public offering of their respective portions of the Shares. The Company is further advised by you that the Shares have been offered to the public initially at US$19.25 per Share (the “Public Offering Price”). The Company acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Shares at the Public Offering Price, but for greater certainty, any sales of Shares at a price less than the Public Offering Price by the Underwriters shall not decrease the net proceeds payable to the Company for the Shares.

5.            Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to the Company in immediately available funds in Vancouver against delivery of such Firm Shares for the respective accounts of the several Underwriters at or before 5:30 a.m., Vancouver time, on November 27, 2020, or at such other time on the same or such other date, as shall be agreed by the Company and you. The time and date of such payment are hereinafter referred to as the “Closing Date”.

Payment for any Additional Shares shall be made to the Company in immediately available funds in Vancouver against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 5:30 a.m., Vancouver time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than December 27, 2020, as shall be agreed by the Company and you.

The Company shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc., or if not possible, by means of a certificate or certificates registered in the name of the Co-Lead Underwriters or as the Co-Lead Underwriters may otherwise direct for the Shares (the “Delivery Mode”). The Firm Shares and Additional Shares shall be registered in such names and in such denominations as the Co-Lead Underwriters shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to the Co-Lead Underwriters through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.            Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)            Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, prospects or operations of the Company, from that set forth in each of the Time of Sale Prospectus and the Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to be material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b)            The representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Company acceptable to you), dated the Closing Date, to the effect set forth in this Section 6(b) and the absence of any Material Adverse Effect.

(c)            The Underwriters having received on the Closing Date, a certificate dated such date signed by the Secretary of the Company or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)                the constating documents of the Company;

(ii)               the resolutions of the directors of the Company relevant to the offering, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement; and

(iii)                the incumbency and signatures of officers of the Company who have executed, or will be executing, any documents being provided to the Underwriters hereunder;

(d)            The Underwriters shall have received on the Closing Date a legal opinion from Stikeman Elliot LLP, Canadian counsel to the Company, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, in form and substance satisfactory to the Underwriters, acting reasonably.

(e)            The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Dorsey & Whitney LLP, outside U.S. counsel for the Company, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that

(i)                  the statements in each of the U.S. Prospectus and the Time of Sale Prospectus under the heading “Certain U.S. Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, fairly summarize the matters described therein;

(ii)                  the Company is not and, after giving effect to the offering and the sale of the Shares and the application of their proceeds as described in each of the U.S. Prospectus and the Time of Sale Prospectus, will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(iii)                  assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which such counsel need not express any opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act;

(iv)                  the issuance and sale of the Shares by the Company, the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations thereunder will not (1) breach or result in a default under certain agreements, indentures or instruments identified by such counsel on a schedule to its opinion, (2) violate those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement (“U.S. Applicable Law”) or (3) violate any judgments, orders or decrees of any Governmental Authority binding upon the Company identified by such counsel on a schedule to its opinion. For purposes of the opinion, the term “Governmental Authority” shall mean any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America;

(v)                  no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel may express no opinion) is required on the part of the Company under any U.S. Applicable Law for the issuance or sale of the Shares or the performance by the Company of its obligations under this Agreement;

(vi)                  such counsel has participated in the preparation of the Registration Statement, the Time of Sale Prospectus and the Prospectuses and in conferences and telephone conversations with officers and other representatives of the Company, including its Canadian counsel, representatives of the Underwriters, including their United States and Canadian Counsel, and the independent auditors for the Company, during which the contents of the Registration Statement, the Time of Sale Prospectus and the Prospectuses and related matters were discussed and, although the limitations inherent in independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the U.S. Prospectus or the Time of Sale Prospectus, except as set forth in Section 6(e)(i) above, on the basis of the foregoing (and relying as to factual matters on officers, employees and other representatives of the Company), in the course of such counsel’s work in connection with the matters contemplated by this Agreement, no information has come to the attention of such counsel that have caused such counsel to believe that (1) the Registration Statement at its most recent effective date and on the Closing Date (except for the financial statements, financial statement schedules and other financial or accounting data, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel need not express any belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the U.S. Prospectus as of its date or as of the Closing Date (except for the financial statements, financial statement schedules and other financial or accounting data, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel need not express any belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (3) the Time of Sale Prospectus as of the Applicable Time (except for the financial statements, financial statement schedules and other financial or accounting data, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel need not express any belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.’

(f)            The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, in a form and substance acceptable to the Underwriters, acting reasonably.

(g)            The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date (which letter will bring-down the information contained in the letter dated the date hereof) shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(h)            (i) The Canadian Preliminary Prospectus and the Canadian Prospectus shall have been filed with the BCSC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus and the U.S. Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(i)            The Shares to be sold on the Closing Date shall have been duly listed on the NASDAQ, and duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject to the Company providing the TSX with customary documentation.

(j)            The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions in form and substance satisfactory to counsel to the Underwriters, acting reasonably, and (ii) a certificate of an authorized signatory of the Company to the effect set forth in Section 6(b).

(k)            On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

7.            Waiver. The Company shall use its commercially reasonable efforts to cause all conditions in this Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach, provided that any such waiver or extension must be in writing.

8.            Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)            To furnish to the Co-Lead Underwriters in Toronto or as directed by the Co-Lead Underwriters without charge, prior to 10:00 a.m. Toronto time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(e) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as they may reasonably request. Each delivery of the Prospectuses will constitute the additional representation and warranty of the Company to the Underwriters that, at the respective times of delivery, the Prospectuses being delivered (i) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitute full, true and plain disclosure of all material facts required to be disclosed by applicable law.

(b)            To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and (i) to file the Canadian Prospectus with the BCSC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the BCSC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c)            To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)            Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)            If at any time following the date of execution of this Agreement until the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any of the Prospectuses misleading in the light of the circumstances or could result in it containing a misrepresentation (within the meaning of applicable Canadian Securities Laws).

(f)            If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(g)            If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(h)            To comply with Section 57 of the Securities Act (Ontario) and with comparable provisions of Canadian Securities Laws and the Securities Act and the rules and regulations of the SEC thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your opinion may be necessary, to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions, other than Quebec, and the United States.

(i)            To make generally available to the Company’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j)            Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Marketing Materials (as hereinafter defined), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all costs and expenses incident to listing the Shares on the NASDAQ and the TSX, (iv) the cost of printing certificates representing the Shares, if applicable, (v) the document production charges and expenses associated with printing this Agreement, and (vi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. In addition, the Company will pay all reasonable out-of-pocket expenses of the Underwriters, incurred in connection with the Offering, including the fees, disbursements and expenses of the Underwriters’ legal counsel, to a maximum of C$75,000, exclusive of taxes and disbursements for Canadian counsel, and to a maximum of US$100,000, exclusive of taxes and disbursements for United States counsel.

(k)            To use its best efforts to have the Shares accepted for listing on the NASDAQ and the TSX and, through the period of distribution of the Shares, maintain the listing of the Shares on the NASDAQ and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(l)            To use the net proceeds of the Offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses and for no other purpose.

(m)            The Company will not, for a period from the date of execution of this Agreement until thirty (30) days following the Closing Date (the “Lock-Up Period”), without the prior written consent of the Co-Lead Underwriters (which consent will not be unreasonably withheld or delayed), directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or agree to or announce any of the foregoing, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than (i) the Company’s sale of the Common Shares pursuant to the Offering; (ii) the issuance of securities in a manner materially consistent with past practice pursuant to the Company’s compensation plans as in effect as of the date hereof and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of securities to acquire Common Shares issued pursuant to such compensation plans or warrants outstanding on the date hereof; (iii) the issuance of Common Shares, or other securities convertible into or exercisable for Common Shares, in connection with the acquisition of assets or other rights, including for greater certainty the issuance of such securities in connection with raising funds for the acquisition of assets or other rights, from an unaffiliated third party in an aggregate amount not to exceed (upon issue, conversion or exchange) 10% of the outstanding Common Shares of the Company after taking into account the Common Shares issued pursuant to such acquisitions and the Offering, including exercise of the option to purchase the Additional Shares, if applicable; (iv) the issuance of Common Shares pursuant to any pre-emptive or anti-dilution rights (including, for greater certainty, the pre-emptive and anti-dilution rights granted to Weichai); and (v) the issuance of Common Shares to a strategic investor on a private placement basis. The Company also agrees that, during the Lock-Up Period, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the Securities Act for any transaction which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares except where subject to an existing contractual obligation of the Company or in accordance with the exception in (iii).

(n)            During the distribution of the Shares: (i) the Company shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”) (“Marketing Materials”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such Marketing Materials (including any template version thereof), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably; (ii) the Co-Lead Underwriters, shall, on behalf of the Underwriters, approve in writing any such Marketing Materials, as contemplated by the Canadian Securities Laws, prior to any Marketing Materials being provided to potential investors of Shares and/or filed with the Canadian Securities Commissions; and (iii) the Company shall: (A) file any such Marketing Materials (or any template version thereof) with the Canadian Securities Commissions as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Shares, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor of the Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove or redact any comparables from any template version so filed, in compliance with the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing.

(o)            The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Company other than the Prospectuses and any amendments or supplements thereto and the Marketing Materials in accordance with this Agreement, provided that: (i) any such materials that constitute Marketing Materials have been approved and filed in accordance with Section 8(o); and (ii) any such materials that constitute “standard term sheets” as such term is defined in NI 41-101 have been approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and are provided in compliance with Canadian Securities Laws in each case only in the Canadian Qualifying Jurisdictions.

(p)            Notwithstanding Section 8(o) and 8(p), following the approval and filing of any template version of Marketing Materials in accordance with Section 8(o), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Shares in accordance with Canadian Securities Laws.

9.            Covenants of the Underwriters. (a) Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule II and III hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 8(o)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

(b) The Underwriters hereby severally further covenant and agree with the Company the following: (i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Company when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, as soon as reasonably practicable after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. The Underwriters will (and will cause the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Prospectuses so as to require the registration of the Shares or the filing of a prospectus with respect to the Shares under the laws of any jurisdiction.

10.            Indemnity and Contribution.

(a)          The Company (the “Indemnitor”) agrees to indemnify and hold harmless each Underwriter and its respective affiliates, its respective present and former directors, officers, employees, partners, advisors, shareholders and each other person, if any, controlling an Underwriter or any of its affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly

(i)             any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document to be delivered in connection with the Offering, or the failure of the Company to comply with any of its obligations under this Agreement or under those other documents;

(ii)            the Company not complying with any requirement of any securities laws relating to the Offering of the Shares;

(iii)           any information or statement contained in any of the Registration Statement, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any Marketing Materials, any amendment of any of the foregoing, or any other document or material filed or delivered by or on behalf of the Company in connection with the Offering (except any information or statement relating solely to the Underwriters and furnished by the Underwriters, through the Co-Lead Underwriters, in writing, specifically for use in such documents), being or being alleged to be an untrue statement or misrepresentation;

(iv)          any omission or alleged omission to state in any Registration Statement, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any Marketing Materials, or any amendment of any of the foregoing (except facts relating solely to the Underwriters and furnished by the Underwriters, through the Co-Lead Underwriters, in writing, specifically for use in such documents), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(v)            any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or any other governmental authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the Registration Statement, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any Marketing Materials, or any amendment of any of the foregoing or in any certificate or other document of the Company filed or delivered in connection with the Offering or based on any failure to comply with the securities laws (except an untrue statement, omission or misrepresentation relating solely to the Underwriters and furnished by them, through the Co-Lead Underwriters, in writing, specifically for use in such documents) preventing or restricting the trading in or the sale or distribution of the Shares.

(b)          Notwithstanding the foregoing, this indemnity shall not apply to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

(c)          The Indemnitor also agrees that no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting claims on the Indemnitor’s behalf or in right for or in connection with the Offering, except to the extent that any expenses, losses, claims, actions, costs, damages or liabilities incurred by the Indemnitor are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

(d)          If for any reason (other than a determination by a court of competent jurisdiction in a final judgment that has become non-appealable that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, negligence or wilful misconduct of such Indemnified Party) the indemnification provided for herein is unavailable to any Indemnified Party or is insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor or any Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in excess of such amount over the aggregate amount of the fee received by the Underwriters pursuant to the Offering.

(e)          The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental authority or stock exchange or if such authority or exchange shall investigate the Indemnitor and/or any Indemnified Party and such Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, such Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse an Underwriter for time spent by its, or any of its affiliates, directors, officers, employees, partners or agents (collectively, “Personnel”) in connection therewith based on such Underwriter’s then current schedule of per diem fees for its personnel) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

(f)          Promptly after receiving notice of an action, suit, proceeding or claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor pursuant to this indemnity, such Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had an Indemnified Party not so delayed in or failed to give the notice required hereunder.

(g)          The Indemnitor shall have 30 days after receipt of the notice, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying an Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(h)          Notwithstanding the foregoing, any Indemnified Party shall have the right, at the Indemnitor’s expense, to employ counsel of such Indemnified Party’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such action, suit, proceeding, claim or investigation; (iii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnitor; or (iv) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate because there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

(i)          No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

(j)          The Indemnitors hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(k)          This indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party. The foregoing provisions shall survive the completion of the Offering

(l)          The Company acknowledges that the names of the Underwriters set forth in the Time of Sale Prospectus and the Prospectuses constitute the only information furnished in writing by the Underwriters, through the Co-Lead Underwriters, for inclusion in the Registration Statement, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus, or any Marketing Materials.

11.            Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NASDAQ, (ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is instituted, announced or threatened or any order is issued under or pursuant to any relevant statute or policy or made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including without limitation the TSX, NASDAQ or any securities regulatory authority in Canada or the United States) in relation to the Company or any of its Material Subsidiaries, or there is any change in law, regulation or policy, or the interpretation or administration thereof, or there is a general moratorium on banking activities in the United States or Canada declared by relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services, which, in any such cases, in the opinion of any of the Underwriters, acting reasonably, operates to impact, suspend, restrict, inhibit, prevent or otherwise adversely impact the distribution or trading of the Common Shares, (iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war, act of terrorism or plague of national or international consequence, including by way of COVID-19 only to the extent that there are material adverse developments related thereto after November 23, 2020, or a new or change in any law or regulation which, in the opinion of any Underwriter acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole, (iv) there should occur, be discovered by the Underwriters or be announced by the Company, any material change, a new material fact or a change in any material fact in the condition (financial or otherwise), earnings, business, affairs or business prospects of the Company (on a consolidated basis) which, in the opinion of any of the Underwriters, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Common Shares or could reasonably be expected to result in the purchasers of a material number of Common Shares exercising their rights under applicable securities laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof, (v) the Company is in breach or failed to comply in all material responses with the terms and conditions of this Agreement’; and (vi) completion of satisfactory due diligence to ensure that there are no undisclosed material changes or material facts, or any misrepresentations (and for the avoidance of doubt, the Underwriters have confirmed to the Company that their due diligence has been substantially completed, to the Underwriters’ satisfaction, prior to the filing of the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus and any amendments thereto).

12.            Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Shares within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Company shall have the right to proceed with the sale of the Shares (less the defaulted shares and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters in accordance with Section 8(j).

13.            Entire Agreement. (a) This Agreement represents the entire agreement between the Company and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares. This Agreement supersedes the bid letter, by and among National Bank Financial Inc., Raymond James Ltd. and the Company, dated November 23, 2020.

(b)            The Company acknowledges that in connection with the Offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering of the Shares.

14.            Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Company’s authority for accepting notification of any such steps or instructions by you.

15.            TMX Group. Each of National Bank Financial Inc. and TD Securities Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

16.            Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

17.            Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

18.            Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

19.            Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, Attn: ECM-Origination@nbc.ca, Raymond James Ltd., 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, Attn: ECM-syndication@raymondjames.ca, and with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 77 King Street West, Suite 3100, Toronto, ON M5K 1J3 Attn: Christopher Cummings, and Borden Ladner Gervais LLP, Suite 1200 – 200 Burrard Street, Vancouver, British Columbia V7X 1T2 Attn: Graeme Martindale; if to the Company shall be delivered, mailed or sent to Ballard Power Systems Inc., attention of Tony Guglielmin and Kerry Hillier, 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8, with a copy to Stikeman Elliott LLP, Suite 1700 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Attn: Michael Urbani and Dorsey & Whitney LLP, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104, Attn: Clint Foss.

20.            Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

21.            Time of The Essence. Time shall be of the essence in this Agreement

22.            U.S. Special Resolution Regime. (a) In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Underwriter that is a Covered Entity or a Covered Affiliate (as defined below) of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(b)	As used in this Section:

(i)	“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)	“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

23.            Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow.]

Very truly yours,

BALLARD POWER SYSTEMS INC.

By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Chief Financial Officer

Accepted as of the date hereof

By:	National Bank Financial Inc.

By:	/s/ Daniel McCarthy
	Name:	Daniel McCarthy
	Title:	Managing Director and Vice Chairman

Accepted as of the date hereof

By:	Raymond James Ltd.

By:	/s/ Jimmy Leung
	Name:	Jimmy Leung
	Title:	Managing Director, Head of Cleantech Investment Banking

Accepted as of the date hereof

By:	Cormark Securities Inc.

By:	/s/ Alfred Avanessy
	Name:	Alfred Avanessy
	Title:	Managing Director, Head of Investment Banking

Accepted as of the date hereof

By:	TD Securities Inc.

By:	/s/ Edward J. McGurk
	Name:	Edward J. McGurk
	Title:	Managing Director

       SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased
National Bank Financial Inc.	7,272,800
Raymond James Ltd.	7,272,800
Cormark Securities Inc.	1,818,200
TD Securities Inc.	1,818,200
Total:	18,182,000

SCHEDULE II

Time of Sale Prospectus

U.S. Preliminary Prospectus

Term sheet dated November 24, 2020, substantially in the form of Schedule II-A

SCHEDULE II-A

[see attached]

Ballard Power Systems Inc.

TERM SHEET

November 24, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416)-869-6534 or email at ECM-Origination@nbc.ca or from Raymond James Ltd. at ecm-syndication@raymondjames.ca.

Issuer:	Ballard Power Systems Inc. (“Ballard” or the “Corporation”).

Offering:	18,182,000 common shares (the “Common Shares”).

Gross Proceeds:	US$350,003,500 (US$402,504,025 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$19.25 per Common Share.

Over-Allotment Option:	The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 2,727,300, additional Common Shares for additional gross proceeds to the Corporation of up to US$52,500,525 exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Form of Offering:	Public offering, eligible for sale in all provinces and territories of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated June 12, 2020, into the United States under a registration statement filed under the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Corporation.

Form of Underwriting:	Bought deal subject to disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange and the Nasdaq, Inc., which listing shall be conditionally approved prior to closing. The Corporation’s common shares are currently listed on the Toronto Stock Exchange under the symbol “BLDP” and the Nasdaq, Inc. under the symbol “BLDP”.

Bookrunners:	National Bank Financial Inc. and Raymond James Ltd.

Commission:	Commission of 4.00% of the gross proceeds from the issue and sale of Common Shares will be owed in full upon closing.

Closing Date:	On or about November 27, 2020 (T + 3) or such other date as mutually agreed to between National Bank Financial Inc., Raymond James Ltd. and the Corporation.

SCHEDULE III

Press release dated November 23, 2020, substantially in the form of Schedule III-A

Press release dated November 24, 2020, substantially in the form of Schedule III-B

Term sheet dated November 23, 2020, substantially in the form of Schedule III-C

SCHEDULE III-A

[see attached]

Ballard Announces US$250 Million Bought Deal Offering of Common Shares

For Immediate Release - November 23, 2020

VANCOUVER, CANADA – Ballard Power Systems (“Ballard” or “the Company”) (NASDAQ: BLDP; TSX: BLDP) today announced that it has entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc. and Raymond James Ltd. (the "Lead Underwriters" and together with the syndicate of underwriters, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 12,988,000 common shares of the Company (the "Common Shares") at a price of US$19.25 per Common Share (the "Offering Price") for gross proceeds of US$250,019,000 (the "Offering"). The Underwriters have also been granted an option (the "Over-Allotment Option"), exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 1,948,200 Common Shares at the Offering Price for additional gross proceeds of up to US$37,502,850 to the Company. If the Over-Allotment Option is exercised by the Underwriters in full, aggregate gross proceeds of the Offering will be US$287,521,850.

The Company filed a preliminary prospectus supplement on November 23, 2020 (the “Preliminary Supplement”) to its short form base shelf prospectus dated June 12, 2020 (the “Base Shelf Prospectus”). The Company intends to file a final prospectus supplement (the “Final Supplement” and, together with the Preliminary Supplement, the “Supplements”) to the Base Shelf Prospectus on or about November 24, 2020. The Preliminary Supplement has been, and the Final Supplement will be, filed with the securities regulatory authorities in each of the provinces and territories of Canada. The Preliminary Supplement has been, and the Final Supplement will be, filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Supplements will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on the SEC's website at www.sec.gov.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc.: Equity Capital Markets, 130 King Street West, 4th Floor Podium, email: ecm-origination@nbc.ca; or Raymond James Ltd.: 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, email: ecm-syndication@raymondjames.ca.

The Company intends to use net proceeds of the Offering to further strengthen the balance sheet, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Ballard Announces US$250 Million Bought Deal Offering of Common Shares

The Offering is expected to close on or about November 27, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

About Ballard Power Systems

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the amount and use of proceeds of the Offering, the receipt of all necessary approvals and the closing of the Offering. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on the opinions and estimates of management as of the date hereof, including Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

SCHEDULE III-B

[see attached]

Ballard Increases Bought Deal Offering of Common Shares

For Immediate Release - November 24, 2020

VANCOUVER, CANADA – Ballard Power Systems (“Ballard” or “the Company”) (NASDAQ: BLDP; TSX: BLDP) today announced that, due to strong demand, it has agreed with a syndicate of underwriters led by National Bank Financial Inc. and Raymond James Ltd. (the "Lead Underwriters" and together with the syndicate of underwriters, the "Underwriters"), to increase the size of its previously announced US$250 million bought deal offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a bought deal basis, 18,182,000 common shares of the Company (the "Common Shares") at a price of US$19.25 per Common Share (the "Offering Price") for gross proceeds of US$350,003,500 (the "Offering").

The Underwriters have also been granted an option (the "Over-Allotment Option"), exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 2,727,300 Common Shares at the Offering Price for additional gross proceeds of up to US$52,500,525 to the Company. If the Over-Allotment Option is exercised by the Underwriters in full, aggregate gross proceeds of the Offering will be US$402,504,025.

The Company filed a preliminary prospectus supplement on November 23, 2020 (the “Preliminary Supplement”) to its short form base shelf prospectus dated June 12, 2020 (the “Base Shelf Prospectus”). The Company intends to file a final prospectus supplement (the “Final Supplement” and, together with the Preliminary Supplement, the “Supplements”) to the Base Shelf Prospectus on or about November 24, 2020. The Preliminary Supplement has been, and the Final Supplement will be, filed with the securities regulatory authorities in each of the provinces and territories of Canada. The Preliminary Supplement has been, and the Final Supplement will be, filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Supplements will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on the SEC's website at www.sec.gov.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc.: Equity Capital Markets, 130 King Street West, 4th Floor Podium, email: ecm-origination@nbc.ca; or Raymond James Ltd.: 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, email: ecm-syndication@raymondjames.ca.

The Company intends to use net proceeds of the Offering to further strengthen the balance sheet, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Ballard Increases Bought Deal Offering of Common Shares

The Offering is expected to close on or about November 27, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

About Ballard Power Systems

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the amount and use of proceeds of the Offering, the receipt of all necessary approvals and the closing of the Offering. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on the opinions and estimates of management as of the date hereof, including Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

SCHEDULE III-C

[see attached]

Ballard Power Systems Inc.

TERM SHEET

November 23, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416)-869-6534 or email at ECM-Origination@nbc.ca or from Raymond James Ltd. at ecm-syndication@raymondjames.ca.

Issuer:	Ballard Power Systems Inc. (“Ballard” or the “Corporation”).

Offering:	12,988,000 common shares (the “Common Shares”).

Gross Proceeds:	US$250,019,000 (US$287,521,850 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$19.25 per Common Share.

Over-Allotment Option:	The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 1,948,200, additional Common Shares for additional gross proceeds to the Corporation of up to US$37,502,850 exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Form of Offering:	Public offering, eligible for sale in all provinces and territories of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated June 12, 2020, into the United States under a registration statement filed under the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Corporation.

Form of Underwriting:	Bought deal subject to disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange and the Nasdaq, Inc., which listing shall be conditionally approved prior to closing. The Corporation’s common shares are currently listed on the Toronto Stock Exchange under the symbol “BLDP” and the Nasdaq, Inc. under the symbol “BLDP”.

Bookrunners:	National Bank Financial Inc. and Raymond James Ltd.

Commission:	Commission of 4.00% of the gross proceeds from the issue and sale of Common Shares will be owed in full upon closing.

Closing Date:	On or about November 27, 2020 (T + 3) or such other date as mutually agreed to between National Bank Financial Inc., Raymond James Ltd. and the Corporation.